

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via Email

Francesco Piovanetti
Chief Executive Officer
Cazador Acquisition Corporation Ltd.
BBVA Building, P1
254 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

Re: Cazador Acquisition Corporation Ltd.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 23, 2012
File No. 333-182076

Dear Mr. Piovanetti:

We have reviewed your letter dated August 23, 2012, and the above-referenced filing, and have the following comments.

Exhibit 5.1

1.   Assumptions 1 and 2 on page 2 appear to be overly broad. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19. Please revise. To the extent that counsel is unable to reach a conclusion regarding the issues addressed in assumptions 1 and 2, it appears that you should engage local counsel to provide an opinion regarding these assumptions. By analogy, please consider the guidance in Section II.B.1.e of Staff Legal Bulletin No. 19.

Exhibit 8.2

2.   It appears inappropriate for counsel to assume that the merger will qualify as a statutory merger under state law. For guidance, refer to Section III.C.3 of Staff Legal Bulletin No. 19. Please revise.

Exhibits 8.1, 8.2, and 8.3

3.   These exhibits state that they are "solely/only" for you and "may not be relied upon" by anyone else. Investors are entitled to rely on the opinion expressed. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please revise.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Email
       Yvan-Claude Pierre, Esq.
       Reed Smith LLP